Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Proposed Re-domicile: Notification of Posting
January 21, 2016:  Caledonia Mining Corporation ("Caledonia" or the "Company") announces that it is today posting to shareholders the Notice of Special Meeting of Shareholders, a Management Information Circular and Proxy Forms relating to the proposed re-domicile of Caledonia from Canada to Jersey, Chanel Islands.  These documents are also available on Caledonia's website (www.caledoniamining.com) and on SEDAR (www.sedar.com).
On December 21, 2015 Caledonia announced that it would seek shareholder approval to re-domicile the Company from Canada to Jersey using a legal process called "Continuance".  If the Continuance is approved by shareholders, Caledonia will, subject to approval by Canadian and Jersey regulatory authorities, become legally domiciled in Jersey and, once Caledonia establishes a physical presence in Jersey, is expected to be domiciled for tax purposes in Jersey, instead of Canada.  The main reasons for the proposed Continuance, which are also set out in the Management Information Circular, include:
•	Caledonia has no commercial operations in Canada, hence there is no reason for it to be domiciled in Canada and subject to Canadian taxes and the compliance costs associated with being a Canadian tax entity;
•	Jersey is more conveniently located in relation to Caledonia's operations in Southern Africa and the majority of its shareholder base which ranges from continental Europe to South Africa and North America; and
•	Canadian withholding tax, which is currently applicable to dividends paid to Caledonia shareholders outside Canada, will be eliminated.
The proposed Continuance will have no effect on Caledonia's existing listings in Toronto and on AIM in London, or the trading facility on the OTCQX in the USA.
Other than the removal of Canadian withholding tax on dividends paid to non-Canadian shareholders, the proposed Continuance will have no effect on Caledonia's dividend policy.  Following the announcement on December 16, 2015 that Caledonia will report in US dollars, Caledonia's quarterly dividend policy has been revised so that its quarterly dividends are now denominated in US dollars rather than Canadian dollars.  On January 5, 2016 Caledonia announced its ninth quarterly dividend, which will be paid on January 29, 2016.
The key information relating to the Special Meeting of Shareholders is:
•	Record date for determining those shareholders who are entitled to receive notice of and to vote at the Special Meeting: January 18, 2016;
•	Date for submission of proxy forms by registered shareholders: 5pm (Toronto time), February 16, 2016; and
•	Special Meeting date and location: 10.00am (Toronto time) on February 18, 2016 at the offices of Borden Ladner Gervais, Scotia Plaza, 44th Floor, 40 King Street West, Toronto.

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204